UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nuveen Short Duration Credit Opportunities Fund

(Name of Issuer)
Common Stock

(Title of Class of Securities)
67074X107

(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67074X107	SCHEDULE 13G	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,174
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 67074X107	SCHEDULE 13G	Page 3 of 14 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,174
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 67074X107	SCHEDULE 13G	Page 4 of 14 Pages

1		NAME OF REPORTING PERSONS GI Holdco II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,174
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 67074X107	SCHEDULE 13G	Page 5 of 14 Pages

1		NAME OF REPORTING PERSONS GI Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,174
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 67074X107	SCHEDULE 13G	Page 6 of 14 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,174
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,174
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,174
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 67074X107	SCHEDULE 13G	Page 7 of 14 Pages

1		NAME OF REPORTING PERSONS Guggenheim Funds Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 598,474
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 598,474
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,474
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 67074X107	SCHEDULE 13G	Page 8 of 14 Pages

1		NAME OF REPORTING PERSONS Guggenheim Funds Distributors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 598,474
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 598,474
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,474
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.93%
12		TYPE OF REPORTING PERSON IA & BD

CUSIP No. 67074X107	SCHEDULE 13G	Page 9 of 14 Pages

Item 1.	(a) Name of Issuer:

Nuveen Short Duration Credit Opportunities Fund

(b) Address of Issuer’s Principal Executive Offices:

333 West Wacker Drive, Chicago, Illinois 60606

Item 2.	(a) Name of Person Filing:

This Statement is jointly filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC, Guggenheim Funds Services, LLC and Guggenheim Funds Distributors, LLC ("GFD") pursuant to Rule 13d-1(k)(1). This statement relates to the shares of Common Stock (the "Shares"), of the Issuer beneficially owned directly by GFD, a Delaware limited liability company, and by certain other subsidiaries of Guggenheim Capital, LLC (the "Subsidiaries"). GFD acts as sponsor and supervisor of certain unit investment trusts which directly hold the Shares reported herein. In such capacity, GFD has the power to dispose or direct the disposition of the Shares held by these unit investment trusts. These Shares are voted by the trustee of such unit investment trusts so as to insure that the Shares are voted as closely as possible in the same manner and in the same general proportion as are the Shares held by owners other than such unit investment trust. Guggenheim Capital, LLC is the majority owner of Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC, Guggenheim Funds Services, LLC and GFD. GFD is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 and a broker dealer registered under Section 15 of the Securities and Exchange Act of 1934.

(b) Address of Principal Business Office, or, if none, Residence:

Guggenheim Capital, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Partners, LLC: 227 West Monroe Street, Chicago, IL 60606

GI Holdco II LLC: 330 Madison Avenue, New York, NY 10017

GI Holdco LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management Holdings, LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Funds Services, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Funds Distributors, LLC: 227 West Monroe Street, Chicago, IL 60606

(c) Citizenship:

Guggenheim Capital, LLC is a Delaware limited liability company.

Guggenheim Partners, LLC is a Delaware limited liability company.

GI Holdco II LLC is a Delaware limited liability company.

GI Holdco LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management Holdings, LLC is a Delaware limited liability company.

Guggenheim Funds Services, LLC is a Delaware limited liability company.

Guggenheim Funds Distributors, LLC is a Delaware limited liability company.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

67074X107

CUSIP No. 67074X107	SCHEDULE 13G	Page 10 of 14 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 67074X107	SCHEDULE 13G	Page 11 of 14 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2017, Guggenheim Capital, LLC may be deemed the beneficial owner of 599,174 Shares, which amount includes 598,474 Shares beneficially owned directly by Guggenheim Funds Distributors, LLC, and indirectly by Guggenheim Funds Services, LLC, Guggenheim Partners Investment Management Holdings, LLC, GI Holdco LLC, GI Holdco II LLC and Guggenheim Partners, LLC and 700 Shares beneficially owned directly by the Subsidiary.

(b) Percent of class:

Each of Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC may be deemed to beneficially own approximately 5.94% of the shares outstanding of Common Stock and Guggenheim Funds Services, LLC and Guggenheim Funds Distributors, LLC may be deemed to beneficially own approximately 5.93% of the shares outstanding of Common Stock.

(c) Number of shares as to which the person has:

Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 599,174

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 599,174

Guggenheim Funds Services, LLC, Guggenheim Funds Distributors, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 598,474

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 598,474

CUSIP No. 67074X107	SCHEDULE 13G	Page 12 of 14 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Item 2 herein. Certain unit investment trusts for which GFD acts as sponsor and supervisor have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of the Shares reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67074X107	SCHEDULE 13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Guggenheim Capital, LLC
By: Robert A. Saperstein

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Senior Managing Director, Authorized Signatory

GI Holdco II LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

GI Holdco LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Funds Services, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Funds Distributors, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

CUSIP No. 67074X107	SCHEDULE 13G	Page 14 of 14 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Nuveen Short Duration Credit Opportunities Fund, dated as of December 31, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2018

Guggenheim Capital, LLC
By: Robert A. Saperstein

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Senior Managing Director, Authorized Signatory

GI Holdco II LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

GI Holdco LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Funds Services, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Funds Distributors, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory